U.S. Securities and Exchange Commission

                            Washington, D.C. 20549


                                   FORM F-X

          APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.  Name of issuer or person filing ("Filer"): Mongoose Pty Limited
                                               --------------------

B.  (1)  This is [check one]

           [X] an original filing for the Filer
           [ ] an amended filing for the Filer

    (2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(9) [ ]

    (3) A filer may also file the Form F-X in paper under a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202). When submitting the Form F-X in paper under a hardship exemption, a filer must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the
         cover page of the Form F-X.

C.  Identify the filing in conjunction with which this Form is being filed:

    Name of registrant  Mongoose Pty Limited
                        --------------------

    Form type     Form CB
             ------------

    File Number (if known)
                           -----------------------------

    Filed by      Mongoose Pty Limited
             -------------------------------

    Date Filed (if filed concurrently, so indicate)  January 31, 2003 (filed concurrently)
                                                     -------------------------------------

D. The Filer is incorporated or organized under the laws of Victoria, Australia and has its principal place of business at c/o Blake Dawson Waldron. 225 George Street Sydney NSW 2000 Australia.

E. The Filer designates and appoints MatlinPatterson Global Advisers LLC ("Agent"), located at 520 Madison Avenue, New York, New York 10022, as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

          (a) any investigation or administrative proceeding conducted by the Commission; and

          (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form C-B on January 31, 2003, or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

          F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed from the effective date of the latest amendment to the Filer's Form CB. The Filer further undertakes to advise the Commission promptly of any change to the Agent's name and address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form CB, the securities to which the Form CB relates, and the transactions in such securities.

          The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, this 31st day of January, 2003.

                                               Filer:  Mongoose Pty Limited

                                               By:    /s/ Robert Weiss
                                                     ---------------------------
                                               Name:  Robert Weiss
                                               Title:  Authorized Representative



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

          This statement has been signed by the following persons in the capacities and on the dates indicated.

MATLINPATTERSON GLOBAL ADVISERS LLC
        (As agent for process)



By:   Robert Weiss
      ------------------------------
Name:   Robert Weiss
Title:  General Counsel
Date:   January 31, 2003



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